Exhibit 20.2

Unaudited Pro Forma Financial Information of AMERIGROUP

Corporation, including PHP Holdings, Inc. and its subsidiary

UNAUDITED PRO FORMA FINANCIAL INFORMATION OF AMERIGROUP CORPORATION,

INCLUDING PHP HOLDINGS, INC AND SUBSIDIARY

The following unaudited pro forma financial information is presented for illustrative purposes only to give effect to the acquisition of PHP Holdings, Inc. and its subsidiary Physicians Healthcare Plans, Inc. (together PHP) as if it had been completed on January 1, 2002 and is not necessarily indicative of the financial position nor operating results that would have actually occurred had the acquisition been completed on that date. Nor are they necessarily indicative of future financial position or operating results.

PHP was acquired by AMERIGROUP Corporation effective January 1, 2003 for approximately $124.1 million, including acquisition costs. The acquisition was accounted for under the purchase method of accounting. Of the approximate $124.1 million acquisition cost, approximately $50 million was financed through our existing credit facility with the balance funded through unrestricted cash. Goodwill and other intangibles totaling $116.5 million includes $9.0 million of identifiable intangibles allocated to the membership purchased and a non-compete agreement. Intangible assets related to the membership lists are being amortized based on the timing of related cash flows with an expected amortization of 5 to 11 years.

The allocation of the purchase price reflected in the unaudited pro forma consolidated financial information is preliminary. The actual purchase price allocation to reflect the fair values of assets acquired and liabilities assumed will be completed when we finish our valuation of such assets acquired and liabilities assumed. The final purchase price and purchase price allocation may differ from the information included in this report.

For certain periods prior to December 31, 2002 PHP also owned CarePlus Holdings, Inc. and CarePlus Health Plans (together CarePlus). On December 31, 2002, just prior to the acquisition, all assets and liabilities of CarePlus were spun-off to the shareholders of PHP. Substantially all infrastructure of PHP, including the Medicare and Commercial lines of business, were included with the spin-off of CarePlus. As required by Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144), all revenues and expenses that were not directly attributable to PHP’s Medicaid and SCHIP lines of business were reclassified from continuing operations and recorded as part of the loss from discontinued operations.

Certain adjustments were made to the following pro forma financial information to fairly present the financial position and operations of PHP as if the company had operated on a stand alone basis. The unaudited pro forma financial information should be read in conjunction with the audited consolidated financial statements and related footnotes of both AMERIGROUP Corporation and PHP Holdings, Inc. included in this Form 10-K.

AMERIGROUP CORPORATION AND SUBSIDIARIES

PRO FORMA CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2002

(Unaudited, in thousands)

	Historical		Pro Forma Adjustments		AMERIGROUP Corporation Proforma Combined
Assets	AMERIGROUP Corporation	PHP Holdings, Inc.
Current assets:
Cash and cash equivalents	$207,996	$2,836	$8,418	(A)	$219,250
Short-term investments	27,581	19,571	—		47,152
Premium receivables	35,585	—	—		35,585
Due from CarePlus Holdings, Inc.	—	8,418	(8,418	) (A)	—
Deferred income taxes	5,627	74	666	(B)	6,367
Prepaid expenses and other current assets	7,646	115	—		7,761

Total current assets	284,435	31,014	666		316,115
Property and equipment, net	28,277	741	(661	) (B)	28,357
Software, net	11,966	45	(45	) (B)	11,966
Goodwill and other intangible assets, net	26,040	198	(164	) (B)
			(198	) (C)
			105,366	(C)
			8,990	(C)
			2,299	(D)	142,531
Long-term investments	71,358	—	—		71,358
Investments on deposit for licensure	29,559	300	—		29,859
Deferred income taxes and other long-term assets	2,716	2,049	204	(B)	4,969
Escrow deposit for pending acquisitions and related costs	124,133	—	(124,133	) (C)	—

	$578,484	$34,347	$(7,676)		$605,155

Liabilities and Stockholders’ Equity
Current liabilities:
Claims payable	$202,430	$20,421	$—		$222,851
Unearned revenue	25,518	—	—		25,518
Accounts payable	9,405	226	—		9,631
Accrued expenses, capital leases and other current liabilities	42,905	3,725	2,299	(D)	48,929

Total current liabilities	280,258	24,372	2,299		306,929
Long-term debt	50,000	—	—		50,000
Deferred income taxes, capital leases and other long-term liabilities	8,845	—	—		8,845

Total liabilities	339,103	24,372	2,299		365,774

Stockholders’ equity:
Common stock, $.01 par value	205	—	—		205
Additional paid-in capital	177,141	24,627	(24,627	) (C)	177,141
Retained earnings (deficit)	62,452	(14,652)	14,652	(C)	62,452
Deferred compensation	(417)	—	—		(417)

Total stockholders’ equity	239,381	9,975	(9,975)		239,381

	$578,484	$34,347	$(7,676)		$605,155

See accompanying notes to pro forma consolidated financial statements.

AMERIGROUP CORPORATION AND SUBSIDIARIES

PRO FORMA CONSOLIDATED INCOME STATEMENT

(Unaudited in thousands, except for per share data)

	Historical				AMERIGROUP Corporation Proforma Combined
	AMERIGROUP Corporation	PHP Holdings, Inc.	Pro Forma Adjustments
Revenues:
Premium	$1,152,636	$260,280	$—		$1,412,916
Investment income	8,026	—	(1,497	) (E)
			629	(E)	7,158

Total revenues	1,160,662	260,280	(868)		1,420,074

Expenses:
Health benefits	933,591	188,945	17,439	(F)	1,139,975
Selling, general and administrative	133,409	16,372	14,757	(G)	164,538
Depreciation and amortization	13,149	290	1,767 4,586	(H) (H)	19,792
Interest	791	—	1,700	(I)	2,491

Total expenses	1,080,940	205,607	40,249		1,326,796

Income before income taxes	79,722	54,673	(41,117)		93,278
Income tax (expense) benefit	(32,686)	(21,683)	16,126	(J)	(38,243)

Income from continuing operations	47,036	32,990	(24,991)		55,035
Loss from discontinued operations	—	(21,846)	21,846	(K)	—

Net income	47,036	11,144	(3,145)		55,035
Accretion of redeemable preferred stock dividends	—	(1,216)	1,216	(K)	—

Net income attributable to common stockholders	$47,036	$9,928	$(1,929)		$55,035

Net income per share:
Basic net income per share	$2.33				$2.73

Weighted average number of common shares outstanding	20,171,728				20,171,728

Diluted net income per share	$2.19				$2.56

Weighted average number of common shares and potential dilutive common shares outstanding	21,469,422				21,469,422

See accompanying notes to pro forma consolidated financial statements.

AMERIGROUP CORPORATION AND SUBSIDIARIES

NOTES TO PRO FORMA FINANCIAL INFORMATION

(Unaudited)

(A)	Represents the adjustment to record as cash the settlement of a receivable from the seller.

(B)	Represents the adjustment to assets to reflect their fair market values as follows:
a.	Decrease property and equipment of $661,000.
b.	Decrease software of $45,000.
c.	Record an increase to short and long-term deferred tax assets of $870,000.
d.	Decrease goodwill by $164,000.

(C)	Represents the adjustment to record the acquisition of PHP Holdings, Inc. and a subsidiary as follows:
a.	Eliminate PHP’s intangible assets of $198,000.
b.	Eliminate PHP’s retained deficit and additional paid-in-capital.
c.	Record goodwill of $105,366,000.
d.	Record the value of other intangible assets of $8,990,000, based upon an independent valuation.
e.	Eliminate the escrow deposit for pending acquisitions and related costs

(D)	Represents the adjustment to record the acceleration of lease payments from the abandonment of office space assumed through the transaction.
a.	Record acceleration of lease payments of $2,299,000.
b.	Record goodwill of $2,299,000.

(E)	Represents the adjustment to investment income as follows:
a.	Decrease investment income by $1,497,000 for cash used for the acquisition of $74,100,000 with an average investment yield of 2.02%.
b.	Increase investment income by $629,000 attributable to PHP’s cash and investments on hand of $31,125,000 with an average investment yield of 2.02%. Investment income earned in 2002 by PHP is included in discontinued operations.

(F)	Represents an increase in medical expense to include medical administrative expenses consistent with AMERIGROUP Corporation’s classification, estimated costs to reflect the expected variability in claims patterns and an estimate for loss adjustment expense which was included in the discontinued operations of PHP.

(G)	Represents the adjustment to increase administrative expenses to a level consistent with the expected expenses for a stand alone Medicaid managed care plan. Certain of PHP’s historical administrative expenses were allocated to their Medicare, commercial and Medicaid lines of business. All Administrative expense not directly associated with the Medicaid and SCHIP lines of business are included in discontinued operations of PHP.

(H)	Represents the adjustment to record depreciation and amortization as follows:
a.	Increase depreciation expense by $1,767,000 due to the estimated capital expenditures of $5.3 million necessary for adequate information technology systems for call center operations, financial reporting and electronic interchanges.
b.	Record amortization expense of $4,586,000 related to identifiable intangible assets.

(I)	Represents the adjustment to increase interest expense to include expense associated with drawing $50,000,000 from the AMERIGROUP Corporation senior credit facility.

(J)	Represents the income tax impact of pro forma adjustments at statutory rates.

(K)	Represents the adjustment to eliminate the discontinued operations and preferred dividends associated with the Medicare and commercial lines of business spun off from PHP prior to acquisition.

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